UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
Amendment No. 1

Under the Securities Exchange Act of 1934*

China Cablecom Holdings, Ltd.
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

G21176105
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]                 Rule 13d-1(b)
[X]                 Rule 13d-1(c)
[   ]                 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Fund, L.P. (20-5004931)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 45,5711
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 45,5711
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,5711 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%*1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
1 This number does not reflect the reporting person’s ownership of 394,802 shares of convertible preferred stock that are convertible to common stock, par value $0.0005 per share.  These shares of convertible preferred stock are immediately convertible, but a contractual provision prohibits the reporting person from converting such preferred stock if such conversion would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are permitted to convert an aggregate of approximately 533,862 shares of convertible preferred stock, but are prohibited from further conversion of any shares of convertible preferred stock.
* Based on 11,353,150 outstanding shares of common stock, par value $0.0005 per share.

CUSIP No. G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Co-Invest Fund, L.P. (20-5249125)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,8691
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,8691
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,8691 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.03%*1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
1 This number does not reflect the reporting person’s ownership of 23,191 shares of convertible preferred stock that are convertible to common stock, par value $0.0005 per share.  These shares of convertible preferred stock are immediately convertible, but a contractual provision prohibits the reporting person from converting such preferred stock if such conversion would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are permitted to convert an aggregate of approximately 533,862 shares of convertible preferred stock, but are prohibited from further conversion of any shares of convertible preferred stock.
* Based on 11,353,150 outstanding shares of common stock, par value $0.0005 per share.

CUSIP No. G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity GP, L.P. (20-5005219)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,440*1
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 48,440*1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,440*1 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.43%**1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
1 This number does not reflect the reporting person’s ownership of 417,993 shares of convertible preferred stock that are convertible to common stock, par value $0.0005 per share.  These shares of convertible preferred stock are immediately convertible, but a contractual provision prohibits the reporting person from converting such preferred stock if such conversion would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are permitted to convert an aggregate of approximately 533,862 shares of convertible preferred stock, but are prohibited from further conversion of any shares of convertible preferred stock.
* Includes 45,571 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Fund, L.P. and 2,869 shares of common stock, par value $0.0005, held by the Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 11,353,150 outstanding shares of common stock, par value $0.0005 per share.

CUSIP No. G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Capital Management, L.L.C. (48-1172612)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,440*1
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 48,440*1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,440*1 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.43%**1
12	OO
1 This number does not reflect the reporting person’s ownership of 417,993 shares of convertible preferred stock that are convertible to common stock, par value $0.0005 per share.  These shares of convertible preferred stock are immediately convertible, but a contractual provision prohibits the reporting person from converting such preferred stock if such conversion would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are permitted to convert an aggregate of approximately 533,862 shares of convertible preferred stock, but are prohibited from further conversion of any shares of convertible preferred stock.
* Includes 45,571 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Fund, L.P. and 2,869 shares of common stock, par value $0.0005, held by the Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 11,353,150 outstanding shares of common stock, par value $0.0005 per share.

CUSIP No. G21176105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Fund II, L.P. (26-1692972)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,8031
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 42,8031
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,8031 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.38%*1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
1 This number does not reflect the reporting person’s ownership of 756,031 shares of convertible preferred stock that are convertible to common stock, par value $0.0005 per share.  These shares of convertible preferred stock are immediately convertible, but a contractual provision prohibits the reporting person from converting such preferred stock if such conversion would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are permitted to convert an aggregate of approximately 533,862 shares of convertible preferred stock, but are prohibited from further conversion of any shares of convertible preferred stock.
* Based on 11,353,150 outstanding shares of common stock, par value $0.0005 per share.

CUSIP No. G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity GP II, L.P. (26-1692915)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,803*1
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 42,803*1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,803*1 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.38%**1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
1 This number does not reflect the reporting person’s ownership of 756,031 shares of convertible preferred stock that are convertible to common stock, par value $0.0005 per share.  These shares of convertible preferred stock are immediately convertible, but a contractual provision prohibits the reporting person from converting such preferred stock if such conversion would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are permitted to convert an aggregate of approximately 533,862 shares of convertible preferred stock, but are prohibited from further conversion of any shares of convertible preferred stock.
*  Represents 42,803 shares of common stock, par value $0.0005 per share, held by Jayhawk Private Equity Fund II, L.P.
** Based on 11,353,150 outstanding shares of common stock, par value $0.0005 per share.

CUSIP No. G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity, LLC (26-1692786)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,803*1
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 42,803*1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,803*1 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.38%**1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 This number does not reflect the reporting person’s ownership of 756,031 shares of convertible preferred stock that are convertible to common stock, par value $0.0005 per share.  These shares of convertible preferred stock are immediately convertible, but a contractual provision prohibits the reporting person from converting such preferred stock if such conversion would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are permitted to convert an aggregate of approximately 533,862 shares of convertible preferred stock, but are prohibited from further conversion of any shares of convertible preferred stock.
*  Represents 42,803 shares of common stock, par value $0.0005 per share, held by Jayhawk Private Equity Fund II, L.P.
** Based on 11,353,150 outstanding shares of common stock, par value $0.0005 per share.

CUSIP No.  G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 91,243*1
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 91,243*1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,243*1 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.81%**1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
1 This number does not reflect the reporting person’s ownership of 1,174,024 shares of convertible preferred stock that are convertible to common stock, par value $0.0005 per share.  These shares of convertible preferred stock are immediately convertible, but a contractual provision prohibits the reporting person from converting such preferred stock if such conversion would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are permitted to convert an aggregate of approximately 533,862 shares of convertible preferred stock, but are prohibited from further conversion of any shares of convertible preferred stock.
* Includes 45,571 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Fund, L.P., 2,869 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Co-Invest Fund, L.P., and 42,803 shares of common stock, par value $0.0005 per share, held by Jayhawk Private Equity Fund II, L.P.
** Based on 11,353,150 outstanding shares of common stock, par value $0.0005 per share.

Item 4	Ownership:

The information below is as of the date of December 31, 2010.

(a)  Amount beneficially owned:
1.  Jayhawk Private Equity Fund, L.P.: 45,571
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  2,869
3.  Jayhawk Private Equity GP, L.P.: 48,440*
4.  Jayhawk Capital Management, L.L.C.: 48,440*
5.  Jayhawk Private Equity Fund II, L.P.: 42,803
6.  Jayhawk Private Equity GP II, L.P.: 42,803**
7.  Jayhawk Private Equity, LLC: 42,803**
8.  Kent C. McCarthy: 91,243***

(b)  Percent of class:
1.  Jayhawk Private Equity Fund, L.P.: 0.4%
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  0.03%
3.  Jayhawk Private Equity GP, L.P.: 0.43%
4.  Jayhawk Capital Management, L.L.C.: 0.43%
5.  Jayhawk Private Equity Fund II, L.P.: 0.38%
6.  Jayhawk Private Equity GP II, L.P.: 0.38%
7.  Jayhawk Private Equity, LLC: 0.38%
8.  Kent C. McCarthy: 0.81%

Percent of class is based on 11,353,150 outstanding shares of common stock, par value $0.0005 per share.

(c)  Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:
1.  Jayhawk Private Equity Fund, L.P.: 0
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  0
3.  Jayhawk Private Equity GP, L.P.: 0
4.  Jayhawk Capital Management, L.L.C.: 0
5.  Jayhawk Private Equity Fund II, L.P.: 0
6.  Jayhawk Private Equity GP II, L.P.: 0
7.  Jayhawk Private Equity, LLC: 0
8.  Kent C. McCarthy: 0

(ii)    Shared power to vote or direct the vote:
1.  Jayhawk Private Equity Fund, L.P.: 45,571
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  2,869
3.  Jayhawk Private Equity GP, L.P.: 48,440*
4.  Jayhawk Capital Management, L.L.C.: 48,440*
5.  Jayhawk Private Equity Fund II, L.P.:  42,803
6.  Jayhawk Private Equity GP II, L.P.:  42,803**
7.  Jayhawk Private Equity, LLC:  42,803**
8.  Kent C. McCarthy: 91,243***

(iii)   Sole power to dispose or to direct the disposition of:
1.  Jayhawk Private Equity Fund, L.P.: 0
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  0
3.  Jayhawk Private Equity GP, L.P.: 0
4.  Jayhawk Capital Management, L.L.C.: 0
5.  Jayhawk Private Equity Fund II, L.P.: 0
6.  Jayhawk Private Equity GP II, L.P.: 0
7.  Jayhawk Private Equity, LLC: 0
8.  Kent C. McCarthy: 0

(iv)  Shared power to dispose or to direct the disposition of:
1.  Jayhawk Private Equity Fund, L.P.: 45,571

2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  2,869
3.  Jayhawk Private Equity GP, L.P.: 48,440*
4.  Jayhawk Capital Management, L.L.C.: 48,440*
5.  Jayhawk Private Equity Fund II, L.P.:  42,803
6.  Jayhawk Private Equity GP II, L.P.:  42,803**
7.  Jayhawk Private Equity, LLC:  42,803**
8.  Kent C. McCarthy: 91,243***

* Includes 45,571 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Fund, L.P. and 2,869 shares of common stock, par value $0.0005, held by the Jayhawk Private Equity Co-Invest Fund, L.P.

**  Represents 42,803 shares of common stock, par value $0.0005 per share, held by Jayhawk Private Equity Fund II, L.P.

*** Includes 45,571 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Fund, L.P., 2,869 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Co-Invest Fund, L.P., and 42,803 shares of common stock, par value $0.0005 per share, held by Jayhawk Private Equity Fund II, L.P.

In addition to the common stock listed above, Jayhawk Private Equity Fund, L.P., Jayhawk Private Equity Co-Invest Fund, L.P., and Jayhawk Private Equity Fund II, L.P. each holds 394,802, 23,191, and 756,031, respectively, shares of convertible preferred stock that are convertible to common stock.  These shares of convertible preferred stock are immediately convertible, but a contractual provision prohibits the reporting persons from converting such preferred stock if such conversion would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are permitted to convert an aggregate of approximately 533,862 shares of convertible preferred stock, but are prohibited from further conversion of any shares of convertible preferred stock.

Item 5                 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 10	Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

Dated:	February 10, 2011

Kent C. McCarthy

Jayhawk Private Equity, L.L.C.

By:
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Private Equity, L.L.C. Its general partner
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP II, L.P. Its general partner
Name: Kent C. McCarthy
Title: Manager of Jayhawk Private Equity, LLC, the general partner of Jayhawk Private Equity GP II, L.P.

Jayhawk Capital Management, L.L.C.

By:
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP, L.P.

By:	Jayhawk Capital Management, L.L.C., Its general partner
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund. L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.

Jayhawk Private Equity Co-Invest Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock, par value $0.0005 per share, of China Cablecom Holdings, Ltd., and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of February, 2011.

Kent C. McCarthy

Jayhawk Private Equity, L.L.C.

By:
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Private Equity, L.L.C. Its general partner
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP II, L.P. Its general partner
Name: Kent C. McCarthy
Title: Manager of Jayhawk Private Equity, LLC, the general partner of Jayhawk Private Equity GP II, L.P.

Jayhawk Capital Management, L.L.C.

By:
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP, L.P.

By:	Jayhawk Capital Management, L.L.C. Its general partner
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund. L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.

Jayhawk Private Equity Co-Invest Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.